JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

People’s Republic of China

February 14, 2025

VIA EDGAR

Mr. Donald Field

Ms. Rebekah Reed

Mr. Joel Parker

Mr. Scott Stringer

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JD.com, Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2023

Filed on April 18, 2024 (File No. 001-36450)

Correspondence submitted September 26, 2024

Dear Mr. Field, Ms. Reed, Mr. Parker and Mr. Stringer,

This letter sets forth the Company’s response to the comment contained in the letter dated February 7, 2025 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Commission on April 18, 2024 (the “2023 Form 20-F”) and the Company’s responses to the Staff’s comments regarding the 2023 Form 20-F submitted on September 26, 2024. The Staff’s comment is repeated below in bold and is followed by the Company’s response thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2023 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2023

General

1.

We note your response to prior comment 4 and reissue in part. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. Please revise further your disclosure in the Summary of Risk Factors, Item 3, Key Information, and Risk Factors sections to directly address these risks.

Division of Corporation Finance

Securities and Exchange Commission

February 14, 2025

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 4 (Summary of Risk Factors Section):

Risks Related to Doing Business in China

•

PRC government has significant authority in regulating our operations and may intervene or influence our operations at any time. It may exert more oversight and control over offerings conducted overseas by, and/or foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs and Class A ordinary shares” on page 69 for details;

. . .

•

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies. Rules and regulations in China can change quickly with little advance notice. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies such as e-commerce business and internet platforms” on page 67 for details; and....

Page 10 (Item 3. Key Information):

Risks and Uncertainties Relating to Doing Business in China

. . .

PRC government has significant authority in regulating our operations and may intervene or influence our operations at any time. It may exert more oversight and control over offerings conducted overseas by, and/or foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs and Class A ordinary shares.”

Division of Corporation Finance

Securities and Exchange Commission

February 14, 2025

Risks and uncertainties arising from the PRC legal system, including risks and uncertainties regarding the enforcement of laws and ~~quickly evolving~~ that rules and regulations in the Chinese mainland can change quickly with little advance notice, could result in a material adverse change in our operations and the value of our ADSs and Class A ordinary shares. For more details, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system in the Chinese mainland could adversely affect us” and “—We may be adversely affected by the complexity and changes in PRC regulation of internet-related business and companies such as e-commerce business and internet platforms.”

Page 66 (Risks Related to Doing Business in China):

Uncertainties with respect to the legal system in the Chinese mainland could adversely affect us.

We conduct our business primarily through our PRC subsidiaries and the consolidated variable interest entities in the Chinese mainland. Our operations in the Chinese mainland are governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in the Chinese mainland. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. The PRC legal system is evolving rapidly, the rules and regulations in the Chinese mainland can change quickly with little advance notice, and the interpretation and enforcement of many laws, regulations and rules may involve uncertainties.

Page 69 (Risks Related to Doing Business in China):

The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs and Class A ordinary shares.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and may intervene or influence our operations at any time, which could result in a material adverse change in our operation and/or the value of our ADSs and Class A ordinary shares. . . .

* * *

If you have any additional questions or comments regarding the 2023 Form 20-F, please contact the undersigned at +86 10 8911-8888 or ian.shan@jd.com or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4858 or shu.du@skadden.com.

Very truly yours,

/s/ Ian Su Shan
Ian Su Shan
Chief Financial Officer

cc:	Sandy Ran Xu, Director and Chief Executive Officer, JD.com, Inc.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP